Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 15, 2026 and, as such votes were conducted by ballot, the number and percentage of votes cast FOR, AGAINST/WITHHELD from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which is available at www.bmo.com/investorrelations.

1. Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 14 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Janice M. Babiak	354,755,101	95.98%	14,859,714	4.02%
Craig W. Broderick	367,498,923	99.43%	2,115,892	0.57%
Tammy L. Brown	368,739,106	99.76%	875,709	0.24%
Hazel Claxton	368,428,591	99.68%	1,186,224	0.32%
Diane L. Cooper	368,205,660	99.62%	1,407,884	0.38%
George A. Cope	357,023,631	96.59%	12,591,185	3.41%
Stephen Dent	365,401,455	98.86%	4,213,360	1.14%
Martin S. Eichenbaum	365,964,241	99.01%	3,650,574	0.99%
David Harquail	368,545,013	99.71%	1,069,802	0.29%
Eric R. La Flèche	358,092,154	96.88%	11,522,661	3.12%
Brian McManus	368,811,632	99.78%	803,183	0.22%
Lorraine Mitchelmore	364,043,370	98.49%	5,571,445	1.51%
Madhu Ranganathan	368,358,842	99.66%	1,255,973	0.34%
Darryl White	367,707,076	99.48%	1,907,740	0.52%

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2026 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
347,812,508	91.63%	31,783,815	8.37%

3. Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
356,077,044	96.34%	13,536,959	3.66%

4. Shareholder Proposal No. 1: Strengthening shareholder participation in Annual General Meetings

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
3,071,879	0.83%	365,282,641	99.17%	1,259,269

5. Shareholder Proposal No. 2: Inclusion of Young People in the Bank’s Governance Bodies

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
7,170,040	1.95%	361,413,639	98.05%	1,025,059

6. Shareholder Proposal No. 3: Responsible, Performance-Aligned Executive Compensation Policy

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
19,575,021	5.31%	348,822,269	94.69%	1,215,803

7. Shareholder Proposal No. 4: Strategic Diversification of Skills on the Board of Directors

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
32,581,413	8.85%	335,622,304	91.15%	1,409,896

8. Shareholder Proposal No. 5: Formal Recognition of the Board of Directors’ Systemic Role

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
24,409,155	6.67%	341,753,537	93.33%	3,451,100

9. Shareholder Proposal No. 6: Oversight of Artificial Intelligence to Preserve the Human Dimension

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
81,714,613	22.17%	286,800,664	77.83%	1,098,977

10. Shareholder Proposal No. 7: Public Disclosure of Non-Confidential Information, Country-By-Country Reporting, Compensation Ratios and Tax Havens

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
27,256,945	7.40%	341,061,676	92.60%	1,294,793

11. Shareholder Proposal No. 8: Advisory Vote on Environmental Policies

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
50,334,994	13.80%	314,304,240	86.20%	4,971,170

*An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

Dated this 15th day of April, 2026.

     Bank of Montreal

     By: /s/ Pascale Elharrar

     Pascale Elharrar

     Corporate Secretary